

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 30, 2010

<u>Via U.S. Mail and Facsimile to (847) 657-4392</u>

Ronald D. Kropp
Chief Financial Officer
Illinois Tool Works Inc.
3600 W. Lake Avenue
Glenview, Illinois 60026-1215

      Re: Illinois Tool Works Inc.
            Form 10-K for the Fiscal Year ended December 31, 2009
            Filed February 26, 2010
            File No. 001-04797

Dear Mr. Kropp:

      We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal-Year ended December 31, 2009

Cash Flow, page 31

1.   Your disclosure related to the explanation of the use of the non-GAAP measure "free
        operating cash flow" on page 31 is vague and does not appear to provide the disclosures
        required by Items 10(e)(1)(i)(C) and (D) of Regulation S-K. Please explain to us and
        revise your future filings to disclose the reasons why your management believes that
        presentation of this non-GAAP measure provides useful information to investors
        regarding your financial condition and results of operations. In addition, disclose the
        additional purposes, if any, for which your management uses the measures.

Return on Average Invested Capital, page 32

2.   We note that you present various measures in this section, including Total Invested
        Capital, Average Invested Capital and Return on Average Invested Capital. In light of
        the "Other, net" caption included in the table, it may not be clear to an investor how the
        components of Invested Capital are derived from, or compare to, the amounts presented
        on your balance sheets.

        •   In future filings, please revise the introductory paragraph to the table to clearly
            explain to investors how you define "Invested Capital." For example, it appears that
            your invested capital represents net assets of the company other than cash and cash
            equivalents and long-term debt outstanding. If so, tell investors and explain why
            these two amounts are excluded.
        •   Tell us how you considered the guidance in Item 10(e) of Regulation S-K relating to
            the presentation of non-GAAP measures in determining that the disclosures required
            by that Item were not required in the section.

Notes to Financial Statements, page 44

Operating Revenues, page 46

3.   We note your accounting policy which discusses that you recognize revenue for various
        types of products when the risks and rewards of ownership are transferred to the customer
        which is generally at the time of product shipment. We note that you sell a diverse variety
        of products through 60 operating and 8 reporting segments. In this regard, please expand
        your revenue recognition policy disclosure in future filings to discuss and provide us with
        the details of how you recognize revenue from such diverse product lines and segments.
        Accordingly, with respect to each of your segments, please revise your disclosure in
        future filing to discuss and describe for us in detail the nature of the revenue transactions
        with customers, manufacturers, and independent distributors, as applicable. Please
        specify instances in which you do not recognize revenue at the time of delivery or
        shipment and the significant terms of those sales arrangements, including any customer

acceptance provisions, returns, price protection, or stock rotation rights. Please describe for us any revenue transactions that result in the deferral of any portion of the consideration in the arrangement and how that is accounted for. Additionally, please fully describe your accounting policy related to rebates. Lastly, please describe how you account for remanufactured parts and trucks transactions as noted on pages 2 and 18 in your Transportation Segment. Provide us with references to the authoritative US GAAP that supports your accounting for any significant transactions.

Goodwill and Intangible Assets, page 55

4.   We note from your disclosure on page 55 that in the third quarter of 2009, you changed the date of your annual goodwill impairment assessment from the first quarter to the third quarter. Also, we note from your disclosure that this constitutes a change in the method of applying an accounting principle that you believe is preferable. In this regard, please have your auditors explain how they consider the requirements in paragraph 8 of Auditing Standard No. 6 in recognizing this change in accounting principle in their auditors' report.

Non-controlling Interest, page 66

5.   We note from your disclosure on page 66 that you do not provide the disclosures as outlined in paragraphs 1A(c) and (d) of FASB ASC 810-10-50. Please provide us with and tell us why you did not include in your financial statements the aforementioned disclosures.

Segment Information, page 68

6.   We note the disclosure that you have 840 businesses that are internally reported as 60 operating segments to senior management and that those 60 operating segments are aggregated into eight reportable segments. Please describe for us how you have applied the aggregation criteria of FASB ASC 280-10-50-11 in determining the eight reportable segments. Please also tell us whether any of the individual operating segments meet the quantitative thresholds for separate reporting as discussed in paragraphs 12 of FASB ASC 280-10-50. Please also discuss if paragraph 18 of FASB ASC 280-10-50 has impacted your disclosure.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief